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FORM 3 (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF
BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0104 Expires: October 31, 2000 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Date of Event Requiring Statement (Month/Day/Year)	4.	Issuer Name and Ticker or Trading Symbol
	Kile,	Melinda	G.		02/06/2001		NeoRx Corporation NERX

	(Last)	(First)	(Middle)	3.	IRS Identification Number of Reporting Person, if an entity (voluntary)	5.	Relationship of Reporting Person(s) to Issuer (Check all applicable)	6.	If Amendment, Date of Original (Month/Day/Year)
						Director	10% Owner
410 West Harrison Street (Street)						X Officer (give title below)	Other (specify below)
								7.	Individual or Joint/Group Filing
	Seattle	WA	98119			Controller			(Check Applicable Line)
									X Form filed by One
	(City)	(State)	(Zip)						Reporting Person Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock		924		D

	Common Stock		1,176		I		Held by daughter

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).	SEC 1473 (7-97)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 3 (Continued)	Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	EMPLOYEE STOCK OPTION (RIGHT TO BUY)		(1)	02/28/08		COMMON STOCK	25,000		$1.60		D

	EMPLOYEE STOCK OPTION (RIGHT TO BUY)		(2)	02/28/08		COMMON STOCK	1,562		$1.60		D

	EMPLOYEE STOCK OPTION (RIGHT TO BUY)		(3)	09/28/09		COMMON STOCK	7,500		$1.625		D

	EMPLOYEE STOCK OPTION (RIGHT TO BUY)		(4)	02/16/10		COMMON STOCK	3,125		$7.25		D

	EMPLOYEE STOCK OPTION (RIGHT TO BUY)		(5)	05/24/10		COMMON STOCK	15,000		$14.0625		D

Explanation of Responses:

(1) EXERCISABLE AT 25% ANNUALLY BEGINNING 2/27/99 IN ACCORDANCE WITH THE VESTING SCHEDULE OF THE EMPLOYEE STOCK OPTION PLAN

(2) EXERCISABLE AT 100% BEGINNING 2/27/2004 IN ACCORDANCE WITH THE VESTING SCHEDULE OF THE EMPLOYEE STOCK OPTION PLAN

(3) EXERCISABLE AT 25% ANNUALLY BEGINNING 2/16/01 IN ACCORDANCE WITH THE VESTING SCHEDULE OF THE EMPLOYEE STOCK OPTION PLAN

(4) EXERCISABLE AT 50% ON 2/16/2000 AND 50% ON 2/16/2005 IN ACCORDANCE WITH THE VESTING SCHEDULE OF THE EMPLOYEE STOCK OPTION PLAN

(5) EXERCISABLE AT 25% ANNUALLY BEGINNING 5/24/01 IN ACCORDANCE WITH THE VESTING SCHEDULE OF THE EMPLOYEE STOCK OPTION PLAN

	/s/ Melinda G. Kile	2/13/2001
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Page 2 SEC 1473 (7-97)

POWER OF ATTORNEY

  Know all by these presents, that the undersigned hereby constitutes and appoints William Douglas Reardon, signing singly, the undersigned's true and lawful attorney-in-fact to:

  (1)
  execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of NeoRx Corporation (the "Company"), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder;

  (2)
  do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

  (3)
  take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

  The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

  The undersigned agrees that each such attorney-in-fact herein may rely entirely on information furnished orally or in writing by the undersigned to such attorney-in-fact. The undersigned also agrees to indemnify and hold harmless the Company and each such attorney-in-fact against any losses, claims, damages or liabilities (or actions in these respects) that arise out of or are based upon any untrue statements or omission of necessary facts in the information provided by the undersigned to such attorney-in fact for purposes of executing, acknowledging, delivering or filing Form 3, 4 or 5 (including amendments thereto) and agrees to reimburse the Company and such attorney-in-fact for any legal or other expenses reasonably incurred in connection with investigating or defending against any such loss, claim, damage, liability or action.

  This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

  IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 13th day of February, 2001.

/s/ Melinda G. Kile
Signature
Melinda G. Kile
Print Name

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POWER OF ATTORNEY